

03051219

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Financial Network Investment Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2780 Skypark Drive Suite300
(No. and Street)

Torrance (City) CA (State) 90505 (Zip Code)

PROCESSED
OCT 16 2003
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wayne B. Larsen (310)326-3100 x 77478
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst and Young LLP
(Name – *of individual, state last, first, middle name*)

600 Peachtree Street Ste 2800 (Address) Atlanta (City) GA (State) 30308 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **Wayne B Larsen**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Financial Network Investment Corporation**, as of **December 31, 2002**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Controller
Title


TRACY S. COSBY
NOTARY
EXPIRES
GEORGIA
JUNE 13, 2003
PUBLIC
COBB COUNTY

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Network Investment Corporation

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$16,841,442
Commissions and concessions receivable	9,460,580
Securities owned, at market value	4,307,962
Due from affiliates, including $902,760 under tax allocation agreement	429,065
Notes receivable from related parties	103,849
Accounts receivable	70,982
Prepaid expenses	93,939
Deferred income tax asset	2,936,081
Other assets	617,575
Total assets	$34,861,475
Liabilities and stockholder's equity	
Liabilities:	
Commissions and concessions payable	$19,312,712
Securities sold not yet purchased, at market value	402,483
Due to affiliates	302,141
Accounts payable and other accrued expenses	7,810,080
Total liabilities	27,827,416
Stockholder's equity:	
Common stock, par value $.001 per share; 5,000,000 shares authorized; 1,000,000 shares issued and outstanding	1,000
Additional paid-in capital	1,816,500
Retained earnings	5,216,559
Total stockholder's equity	7,034,059
Total liabilities and stockholder's equity	$34,861,475

See accompanying notes.